Exhibit 99.1

Silynxcom Announces Annual Results for 2023; Positive Cash Flow and Revenue Growth

Netanya, Israel, April 30, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, has released its consolidated financial results for the full year period ended December 31, 2023. The Company has filed its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”), which can be accessed on its website at https://www.silynxcom.com/. Shareholders may request, free of charge, a hard copy of the Annual Report, which includes Silynxcom’s complete audited consolidated financial statements for the year ended December 31, 2023, by contacting ir@silynxcom.com.

Key Financial Highlights for 2023:

●	Cash and Cash Equivalents- On January 12, 2024, Silynxcom successfully completed its initial public offering (“IPO”), raising $5 million by issuing 1.25 million ordinary shares, adding to a year-end cash balance of $568 thousand, up from $69 thousand in the previous year, demonstrating strong liquidity to support ongoing investments and operations.

●	Positive Cash Flow from operating activities amounted to $730 thousand, compared to cash flow used in operating activities of $1.7 million in 2022.

●	Operating loss Operating loss for 2023 was $2.8 million, compared to an operating profit of $480 thousand in 2022, reflecting heightened investments in R&D and market expansion efforts. Non-IFRS operating profit amounted to $1.4 million, representing an increase of more than 200% compared to $480 thousand in 2022. A reconciliation between operating profit (loss) and non-IFRS operating profit (loss) is provided in Appendix A to this press release.

●	Net loss Net loss for the year ended December 31, 2023 was $2.8 million, compared to a net income of $1.8 million in 2022 that included $1.2 million in finance income from warrant buybacks. Non-IFRS net income for the year ended 2023 totaled $1.3 million, representing growth of more than 150% year over year compared to $561 thousand in 2022. A reconciliation between net income (loss) and non-IFRS net income is provided in Appendix A to this press release.

●	Revenues for the year ended December 31, 2023 increased to $7.6 million, up 5% from the previous year. This growth reflects the Company’s ongoing expansion and product adoption.

“2023 was a year of business expansion, growth and strategic investment for Silynxcom, followed by becoming a listed company on the NYSE following a successful IPO in January 2024,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our revenue increased alongside becoming cashflow positive, which we believe underscores our successful market expansion and enhanced financial stability.”

“In 2023, we laid the foundation for new and advanced products and increased compatibility for leading systems in our target markets. In addition, we forged new partnerships with key players in the global defense and law enforcement sectors, which already led to purchase orders in 2024,” added Mr. Klein.

Recent Corporate Highlights:

●	In April 2024, the Company announced the strengthening of its collaboration with 3M PELTOR to deliver next generation headset solutions.

●	The Company entered new markets in East Asia and Asia Pacific.

●	Since October 2023, the Company has secured orders exceeding $4.85 million from one Israel Defense Forces and Israeli police forces.

●	In February 2024, the Company disclosed a third order from a leading global defense firm, bringing its total orders from this client to over $4.5 million.

●	The Company received its first order for the newly designed in-ear headset with an encrypted security system intended for use by law enforcement.

●	In March 2014, the Company launched a new system for law enforcement, compatible with commonly used terrestrial trunked radio (“TETRA”) and P25 systems.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release contains certain financial measures that are not prepared under IFRS. These measures may be different from non-IFRS financial measures used by other companies. The Company defines non-IFRS operating profit (loss) as operating profit (loss) excluding the effect of share-based compensation expenses. The Company defines non-IFRS net income as net income (loss) excluding the effect of share-based compensation expenses and the revaluation of a liability in respect of warrants. The Company’s management believes the non-IFRS financial information provided in this press release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with IFRS and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Reconciliations between IFRS measures and non-IFRS measures are provided in Appendix A to this press release.

About Silynxcom Ltd.

For over a decade, the Company been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company’s headset devices are compatible and easily integrate with various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units around the globe. The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses its growth strategy, its ability to support ongoing investments and operations, and its ongoing expansion and product adoption. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31, 2023, filed with the SEC on April 30, 2024. Forward-looking statements contained in this announcement are made as of the date of this press release and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com

Silynxcom Ltd.

Consolidated Statements of Financial Position

U.S dollars in thousands

	As of December 31
	2023	2022
Current assets
Cash and cash equivalents	568	69
Deposits with banking corporations	29	20
Trade receivables, net	2,452	2,774
Other current assets	430	214
Inventory	2,482	2,433
	5,961	5,510

Non-current assets
Property, plant & equipment, net	94	147
Long-term deposits	16	18
Right of use assets	95	132
	205	297

Total assets	6,166	5,807
Current liabilities
Current maturities of loans from banking corporations	73	70
Lease liabilities – current	60	60
Loans from related parties	43	50
Trade payable	1,315	2,221
Warrants at fair value	165	157
SAFE	409	365
Other accounts payables	1,791	1,885
	3,856	4,808

Non-current liabilities
Loans from banking corporations	26	101
Lease liabilities	33	68
Liabilities for employee benefits, net	30	32
	89	201

Shareholders’ equity (deficit)
Share capital	52	52
Premium and other capital reserves	20,900	16,658
Capital reserve for transactions with controlling shareholders	1,542	1,542
Accumulated loss	(20,273)	(17,454)
	2,221	798

Total liabilities and shareholders’ equity (deficit)	6,166	5,807

Silynxcom Ltd.

Consolidated Statements of Comprehensive Income (loss)

U.S dollars in thousands

	For the year ended December 31,
	2023	2022	2021

Revenue	7,633	7,264	9,581

Cost of revenue	4,464	4,836	6,379

Gross profit	3,169	2,428	3,202

Research and development expenses	1,048	439	448

Selling and marketing expenses	3,170	672	852

General and administrative expenses	1,732	837	1,255

Other income	-	-	(166)

Operating profit (loss)	(2,781)	480	813

Finance expenses	104	123	964

Finance income	67	1,443	-

Income (loss) before income tax	(2,818)	1,800	(151)

Income tax expenses	1	2	2

Net income (loss)	(2,819)	1,798	(153)

Silynxcom Ltd.

Consolidated Statements of Cash Flows

U.S dollars in thousands

	For the year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	(2,819)	1,798	(153)

Adjustments Required to Present Cash Flows from Operating Activities

Income and expenses not involving cash flows

Depreciation and amortization	132	97	118
Increase (decrease) in liability for employee benefits, net	4	(1)	1
Revaluation of derivatives measured at fair value through profit and loss	65	(1,215)	433
Benefit component in respect of related party transactions	-	-	173
Other finance expenses	55	(46)	81
Share-based payment	4,236	-	1
	4,492	(1,165)	807
Changes in asset and liability line items:

Decrease (increase) in trade receivable	322	(1,418)	(1,112)
Decrease (increase) in other current assets	(216)	(25)	56
Decrease (increase) in inventory	(49)	(686)	(529)
Increase (decrease) in trade payables	(906)	(197)	1,671
Increase (decrease) in other accounts payables	(94)	(46)	879
	(943)	(2,372)	965

Net cash provided by (used in) operating activities	730	(1,739)	1,619

Cash flows from investing activities
Purchase of property, plant and equipment	(3)	(8)	(116)
Increase in deposits	(7)	(12)	(9)

Net cash used in investing activities	(10)	(20)	(125)

Cash flows from financing activities
Short term credit from banking corporations, net	-	-	(8)
Repayment of loans from banking corporations	(81)	(71)	(175)
Receipt of loans from related parties	(73)	42	190
SAFE		343	-
Repayment of lease liabilities	(75)	(59)	(81)

Net cash provided by (used in) financing activities	(229)	255	(74)
Exchange rate differentials for cash and cash equivalent balances	8	12	(25)

Increase (decrease) in cash and cash equivalents	499	(1,492)	1,395

Balance of cash and cash equivalents at beginning of year	69	1,561	166

Balance of cash and cash equivalents as at end of year	568	69	1,561

Appendix A

SUPPLEMENTAL RECONCILIATION OF IFRS TO NON-IFRS MEASURES

(Unaudited) U.S. dollars in thousands

	For the year ended December 31,
	2023	2022	2021

IFRS Operating profit (loss)	(2,781)	480	813

Share-based compensation in Selling and marketing expenses	2,467	-	-

Share-based compensation in General and administrative expenses	807	-	-

Share-based compensation in Research and development expenses	541	-	-

Share-based compensation in Cost of revenue	421	-	1

Non-IFRS Operating profit (loss)	1,455	480	814

IFRS Net income (loss)	(2,819)	1,798	(153)

Revaluation of a liability in respect of warrants	12	(1,237)	433

Share-based compensation expenses	4,236	-	1

Non-IFRS Net income	1,429	561	281